Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years Ended November 30,
	2009		2008		2007		2006		2005
Net income	$1,790		$2,330		$2,408		$2,279		$2,253
Income tax expense, net	16		47		16		39		72

Income before income taxes	1,806		2,377		2,424		2,318		2,325

Fixed charges
Interest expense, net	380		414		367		312		330
Interest portion of rent expense (a)	18		17		15		16		17
Capitalized interest	37		52		44		37		21

Total fixed charges	435		483		426		365		368

Fixed charges not affecting earnings
Capitalized interest	(37)		(52)		(44)		(37)		(21)

Earnings before fixed charges	$2,204		$2,808		$2,806		$2,646		$2,672

Ratio of earnings to fixed charges	5.1	x	5.8	x	6.6	x	7.2	x	7.3	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.